AMERICAN STRATEGIC MINERALS CORPORATION
c/o National Corporate Research Ltd.
202 South Minnesota Street
Carson City, NV 89703
November 8, 2012
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn:	Pamela Long, Assistant Director

Re:	American Strategic Minerals Corporation
Preliminary Information Statement on Schedule 14C
Filed October 4, 2012
File No. 0-54652

Dear Ms. Long:

American Strategic Minerals Corporation (the “Company”) hereby submits its response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated November 5, 2012 (the “Comment Letter”) relating to the Preliminary Information Statement on Schedule 14C (the “PRER 14C”).

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 1 to the PRER 14C (the “Amended PRER 14C”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

General

Comment No. 1. Disclose how you intend to obtain written consents and which holders of a majority of the voting power of the outstanding capital stock are to give the written consents. Additionally, tell us why solicitation of the written consents is not subject to the requirements of Schedule 14A under the Exchange Act. See Rule 14a-2 of Regulation 14A under the Exchange Act.

Response No. 1.  The Company has already obtained the requisite consents.  Four of these persons are named in the beneficial ownership table, consisting of John Stetson, Barry Honig, Pershing Gold Corporation and the undersigned Mark Groussman.  In addition, the Company obtained the consents from three other persons not named in such table.  Consistent with Rule 14a-2(b)(2), the solicitation of written consents is not required in that the number of persons solicited was less than ten.  The Amended PRER 14C incudes a statement to such effect under the heading “What Vote is Required to Approve the Actions?”  Please see page 4.

Comment No. 2. We note that you filed on August 3, 2012 a preliminary information statement on Schedule 14C to change the company’s name to “Fidelity Property Group” because the board of directors determined that the name better reflected the company’s long term strategy and identity going forward. Tell us why you did not file a definitive information statement on Schedule 14C. We may have additional comments upon reviewing your response.

Response No. 2.  The Company had at the time planned to enter the residential real property distressed purchase and renovation business.  The Company acquired several properties but subsequently abandoned such plans.  As a result, the name change was no longer appropriate and hence no definitive information statement on Schedule 14C was or will be filed.  The Company determined that the proposed name change would not be completed.

Comment No. 3. We note that the preliminary information statement on Schedule 14C which was filed on October 4, 2012 is to amend the company’s articles of incorporation to change the company’s name to “Marathon Patent Group, Inc.” because the board of directors determined that the name better reflects the company’s long term strategy, identity, and new business direction. Disclose what the company’s long-term strategy and new business direction are. Further, disclose what comprise the company’s assets for its long-term strategy and new business direction. We may have additional comments upon reviewing your response.

Response No. 3.  The Company is evaluating various alternative plans to the real estate business.  Although discussions have been held the Company has not entered into any definitive agreement

Comment No. 4. We note that the preliminary information statement on Schedule 14C which was filed on October 4, 2012 also is to authorize the board of directors to amend the company’s articles of incorporation to effect a two for three reverse split of the company’s common stock. Because the reverse split will decrease the number of issued and outstanding shares of common stock and increase the number of shares of common stock available for issuance, disclose whether the company has any plans, proposals, or understandings, formally or informally, to issue any of the additional shares of common stock that would be available after the reverse split is effected. We may have additional comments upon reviewing your response.

Response No. 4.  The Company presently has 33,012,152 shares of its common stock issued and outstanding.  As you note, should the 2 for 3 reverse split be effectuated, the number of shares issued and outstanding will decrease, in this case to approximately 22,008,101.  As you further note, a reverse split would enable the Company to issue a greater number of its shares of common stock.  As disclosed in the section entitled “Background and Reasons for the Reverse Split; Potential Consequences of the Reverse Split,” however, the Company is taking this action in the hopes of increasing the market price of its shares of common stock.  The Company is not amending its articles of incorporation to increase the number of its authorized shares of capital stock. The Company presently has no plans to issue any shares of its common stock but reserves the right to develop and act upon any such plans should it determine to do so.

Comment No. 5. For notice and timing of a reverse stock split, we direct your attention to the requirements of Rule 10b-17 under the Exchange Act.

Response No. 5.  The Company is aware of the requirements of Rule 10b-17 and will comply therewith.

Comment No. 6. Update your EDGAR company profile to include your current business address, telephone number, e-mail address, and mailing address.

Response No. 6.  The Company will update its EDGAR company profile.

As noted above, on August 3, 2012, the Company filed a PRE 14C relating to a name change that has since been abandoned.  The Company still intends to notify its shareholders of the other action discussed in that PRE 14C, i.e., the approval of a stock incentive plan.  The Company will include this notification in the DEF 14C that will eventually be filed with the Commission and mailed to its shareholders.

The Company hereby acknowledges that:

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (305) 571-1000 or our counsel Harvey Kesner, Esq. at (212) 930-9700.

Very truly yours,
 /s/ Mark Groussman